UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Registrant’s name)

X-702, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 12, 2025, the board of directors (the “Board”) of ReTo Eco-Solutions, Inc., a British Virgin Islands (“BVI”) business company (the “Company”), approved to amend and restate the Company’s memorandum and articles of association, currently in effect, to adjust the par value of its existing Class A shares from “par value $1.00 each” to “no par value.” On May 13, 2025, the Company filed the amended and restated memorandum and articles of association (the “Amended and Restated Charter”) to reflect this adjustment with the British Virgin Islands Registrar of Corporate Affairs. This adjustment to remove par value was exercised to give the Board more flexibility to raise funds, by issuing stock at a price determined by the Board in compliance with the laws of the BVI.

Having taken advice from BVI counsel, the Board understands that the Company are permitted to make this adjustment under the laws of the BVI and that:

●	the removal of par value (being a nominal value and minimum price at which stock can be issued) will have no impact on shareholders’ rights; and

●	BVI law has no maintenance of capital rules, meaning BVI companies are not required to have par value shares and BVI law.

For the avoidance of doubt, all Class A shares will continue to have the same entitlement to voting and economic rights, and the value of the shares will be unaffected. The adjustment to par value will not be submitted to a vote of the Company’s shareholders.

A copy of the Amended and Restated Charter is attached as Exhibit 3.1 hereto and incorporated herein by reference.

INCORPORATION BY REFERENCE

This Form 6-K and the exhibits thereto, including any amendment and report filed for the purpose of updating such document, shall be deemed to be incorporated by reference into each of (i) the registration statement on Form F-3, as amended (File No. 333-267101), of the Company, (ii) the registration statement on Form S-8, as amended (File No. 333-270355), of the Company, and (iii) the registration statement on Form S-8 (File No. 333-280119), of the Company and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description
3.1	Amended and Restated Memorandum and Articles of Association.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RETO ECO-SOLUTIONS, INC.

Dated: May 13, 2025	By:	/s/ Hengfang Li
Hengfang Li
Chief Executive Officer

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